Section
APR 0 2 2009
Washington, DC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

BD 4/16 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC FILE NUMBER
8- 28915

09040658

FACING PAGE

Information Required of Brokers and Dealers ... e
Securities Exchange Act of 1934 and R... Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reuters Transaction Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm — 212-897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda S. Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuters Transaction Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda S. Grimm
Signature

Financial and Operations Principal
Title

Eduard Korsinsky
Notary Public

EDUARD KORSINSKY
Notary Public, State of New York
No. 02KO5060830
Qualified in Kings County
Commission Expires May 28th, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reuters Transaction Services LLC

Statement of Financial Condition

December 31, 2008

Reuters Transaction Services LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Reuters Transaction Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reuters Transaction Services LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 1, 2009

Reuters Transaction Services LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 3,958,534
Due from affiliates	7,815,531
Receivables from clients, net of allowances for doubtful accounts and for credit notes	1,602,504
Unbilled revenue	644,086
Deferred taxes	252,425
Other assets	16,099
Total assets	$ 14,289,179
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 3,135,129
Other liabilities	284,048
Total liabilities	3,419,177
Commitments and contingencies (Note 2)	
Member's equity	10,870,002
Total liabilities and member's equity	$ 14,289,179

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Reuters Transaction Services LLC ("RTS" or the "Company") is an indirectly wholly owned subsidiary of Thomson Financial LLC (the "Parent"), which is an indirectly wholly owned subsidiary of Thomson Reuters PLC. The Company is a New York limited liability company that is a Securities and Exchange Commission ("SEC") registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company's primary business activity is providing clients a communication network enabling broker-dealers to receive orders from their institutional customers. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company also provides software applications to customers on a subscription basis. These software applications enable broker-dealers to manage distribution of indications of interest to institutional customers. During 2008 the Company's customers did not access the RTS communication network for futures transactions.

The Company receives privately negotiated per share fee income as well as subscription income from each receiving broker-dealer.

As further described in Notes 3 and 5, the Company is a member of a group of affiliated companies and has extensive financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

2. Significant Accounting Policies

Revenue Recognition

Revenues related to indications of interest, advertised trades and executed trades are based upon product usage and are recognized on the date the client enters into the respective transaction. Technology and software product subscription revenue is recognized on a straight line basis over the subscription period. Where contracts allow the Company to recharge the costs of communications, supplies and exchanges onwards to subscribers, these recharges are recognized as other revenue in the statement of income.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for any individual client account where recovery is in doubt. The allowance is reduced by chargeoffs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The allowance for doubtful accounts, included net within receivables from clients in the statement of financial condition, is as follows:

Allowance for doubtful accounts at December 31, 2007	$ 114,977
Charge-offs	(6,293)
Provision for doubtful accounts	98,425
Allowance for doubtful accounts at December 31, 2008	$ 207,109

Credit Note Allowance
A credit note allowance is maintained to cover customer billing disputes that arise during the normal course of business. The allowance is reduced by credits issued and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual client accounts. The credit note allowance included net within receivables from clients in the statement of financial condition, is as follows:

Credit note allowance at December 31, 2007	$ 208,370
Credits issued	(108,370)
Provision for credit notes	296,058
Credit note allowance at December 31, 2008	$ 396,058

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined based upon the federal, state and local tax rates of the Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit and Business Risk
The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in its conduct of business.

The Company places its cash in large financial institutions. At December 31, 2008, substantially all of the Company's $3,958,534 cash balance is being held at one financial institution. This cash balance is not insured.

Commitments and Contingencies
FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as

this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

3. Due to Affiliates

Due to affiliates represents the net of fees for services and other fees owing to affiliates that provide the Company with services and software that the Company in turn provides to clients. It also includes $1,396,556 payable to Thomson Financial LLC related to federal, state and local income taxes that are calculated on a separate company basis (Refer to Note 2).

4. Income Taxes

The effective tax rate of 41.85% differs from the statutory tax rate primarily due to the effect of state and local income taxes.

The deferred tax asset amounting to $252,425 as of December 31, 2008 is the result of timing differences arising from allowances for doubtful accounts and credit notes. Management believes that it is more likely than not that the deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2008.

5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company has a local vendor agreement with Thomson Reuters Global Resources ("TRGR") for highly specialized services and software predominately representing order routing, indication of interest and related services to clients in the financial services sector. During the year ended December 31, 2008, the Company incurred approximately $10.7 million of fees for such services and such amount has been included as a component of allocated fees in the accompanying statement of income.

The Company has a services agreement with Reuters America LLC for facilities and support services. The fees incurred during the year ended December 31, 2008 under such arrangement amounted to $13,000 and such amount has been included as a component of other operating expenses in the expenses section of the accompanying statement of income. Other affiliated entities also provided the Company with certain general and administrative services including legal, financial, sales, back-office support and other corporate functions. The affiliated entities do not charge the Company for the aforementioned services. The Company also provides transaction services to certain affiliated entities at no cost.

The Company may lend excess cash balances to Thomson Reuters Treasury LLC (a subsidiary of the Parent), for which there are no specific repayment terms or final maturity. In addition, the Company may also borrow cash under the same agreement. Interest is charged on amounts due to/from Thomson Reuters Treasury LLC. Interest receivable on excess cash, and payable on both borrowed cash and due to Thomson Reuters Treasury LLC, is calculated on a monthly basis at quoted US dollar deposit rates for excess cash balances. Interest on amounts borrowed is computed on the quoted US dollar deposit rates plus a margin as defined in the agreement. The interest received has been included as a component of other in the statement of income. At December 31, 2008, this interest rate was 0.086%. During 2008, the Company paid interest amounting to $2,792, and received interest of $36,361. The interest received has been included as

a component of other in the revenues section of the accompanying statement of income. At December 31, 2008, the Company had an outstanding balance due from Thomson Reuters Treasury LLC of $7,815,531.

As of December 31, 2008, Thomson Financial LLC agreed to permanently waive $350,000 of taxes payable by the Company to Thomson Financial LLC. This amount has been included in the statement of changes in members' equity as a capital contribution.

6. Regulatory Compliance

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital under the Rule of $539,357, which was $311,411 in excess of its minimum required net capital of $227,946. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 6.34 to 1.

The Company is also subject to the net capital rule of the NFA, whose requirements are effectively the same as those of the SEC except that the minimum net capital requirement for introducing brokers is the greater of the requirements under the SEC net capital rule or $45,000.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) since it does not hold any customer cash or securities.